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CUSIP No. 918278-10-2                                              Page 1 of 8


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                                V-ONE CORPORATION
                                (Name of Issuer)

    Common Stock and Series D Convertible Preferred with Non-Detachable Warrants
                         (Title of Class of Securities)
                                   918278-10-2
                                 (CUSIP Number)


                                  Joseph Lupo
                               758 Oneida Trail
                            Franklin Lake, NJ 07417
                                (201) 891-1597
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               February 14, 2001
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act(however, see the Notes).
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CUSIP No. 918278-10-2                                              Page 2 of 8


                                  SCHEDULE 13D

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Joseph Lupo (ROTH-IRA)

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) ( )
                                                                        (b) ( )

3              SEC USE ONLY



4              SOURCE OF FUNDS

               PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6              CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA

NUMBER OF      7        SOLE VOTING POWER
SHARES
BENEFICIALLY            2,179,420
OWNED BY EACH
REPORTING
PERSON WITH    8        SHARED VOTING POWER

                        None

               9        SOLE DISPOSITIVE POWER

                        2,179,420

              10        SHARED DISPOSITIVE POWER

                        None

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              2,179,420

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                            ( X ) (UNEXERCISED WTS)

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.85%

14            TYPE OF REPORTING PERSON

              IN
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CUSIP No. 918278-10-2                                              Page 3 of 8


                                  SCHEDULE 13D

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Joseph Lupo Profit Sharing Plan

2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) ( )
                                                                        (b) ( )

3              SEC USE ONLY



4              SOURCE OF FUNDS

               PF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ( )

6              CITIZENSHIP OR PLACE OF ORGANIZATION

               UNITED STATES OF AMERICA

NUMBER OF      7        SOLE VOTING POWER
SHARES
BENEFICIALLY            348,736
OWNED BY EACH
REPORTING
PERSON WITH    8        SHARED VOTING POWER

                        None

               9        SOLE DISPOSITIVE POWER

                        348,736

              10        SHARED DISPOSITIVE POWER

                        None

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              348,736

12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                    ( X ) (UNEXERCISED WTS)

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.58%

14            TYPE OF REPORTING PERSON

              EP
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CUSIP No.  918278-10-2                                  Page 4 of 8

Statement on Schedule 13D

This statement on Schedule 13D ("Schedule 13D") is the initial Statement on
Schedule 13D of Joseph Lupo (Roth-IRA) and Joseph Lupo Profit Sharing Plan filed with respect to the beneficial ownership by such person of shares of common stock, $0.001 par value per share ("Common Stock") and Series D Convertible Preferred with Non-Detachable Warrants ("Restricted Units"), of V-One Corporation, a Delaware corporation ("Issuer").

To the extent that any information is provided herein with respect to the Issuer, such information is provided to the knowledge of Joseph Lupo.

Item 1.Security and Issuer

This Schedule 13D relates to shares of the Common Stock, $0.001 par value per share and Series D Convertible Preferred with Non-Detachable Warrants ("Restricted Units"), of V-One Corporation, a Delaware corporation. The address of the Issuer's principal executive offices is 20250 Century Boulevard, Suite #300, Germantown, Maryland 20874.

Item 2. Identity and Background

    a. This Schedule D is being filed jointly by Joseph Lupo (Roth-IRA) and Joseph Lupo Profit Sharing Plan.

    b. Mr. Lupo's residence address is 758 Oneida Trial, Franklin Lake, NJ
07417.

    c. Mr. Lupo is currently retired and the Sole Trustee of the Profit Sharing Plan.

    d.  During the last five years, none of the foregoing parties have
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
    f. Mr. Lupo is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration On February 14, 2001, Mr. Lupo used funds within his (Roth-IRA) to purchase 256,544 Restricted Units costing $2,449.995.20. On February 14, 2001, Mr. Lupo used funds within his Profit Sharing Plan to purchase 69,398 Restricted Units costing $662,750.90. No funds for these purchases were borrowed. Mr. Lupo currently owns 613,960 Common Stock in his (Roth-IRA) account with Bear Stearns and 282,740 with Ernst & Company. All purchases were made with available funds. No funds were borrowed. Mr. Lupo currently owns Common Stock in his Profit Sharing Plan through Bear Stearns and Janney Montgomery Scott, LLC. All purchases were made with available funds. No funds were borrowed.
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CUSIP No. 918278-10-2                                   Page 5 of 8


Item 4. Purpose of Transaction

The purchases of Common Stock and Restricted Units by Joseph Lupo (Roth-IRA) and Joseph Lupo Profit Sharing Plan were made as a long-term investment. Mr. Lupo has no present plans or proposals that relate to or would result in or cause:

    a. the acquisition by any person or additional securities of the Issuer, or the disposition of securities of the Issuer;

    b. an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer of any of its subsidiaries;

    c. a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

    d. any change in the present board of directors or management of the Issuer, including the plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

    e. any material change in the present capitalization or dividend policy of the Issuer;

    f. any other material change in the Issuer's business or corporate structure;

    g. changes in the issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

    h. a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association.

    i. a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) (4) of the Securities Act of 1933; or

    j. any action similar to any of those enumerated above.

Joseph Lupo (Roth-IRA) and Joseph Lupo Profit Sharing Plan have future plans to convert the Series D preferred into common stock and may exercise the warrants for additional shares of common stock.

In addition, the filing persons reserve the right to adopt such plans and proposals listed in (a. - j.) above, subject to applicable regulatory requirements, if any: and to transfer securities to the Issuer directly and/or sell securities of the Issuer in the open market.
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CUSIP No. 918278-10-2                                   Page 6 of 8

Item 5. Interest in Securities and Issuer

    a. According to the Issuer, there were 22,126,871 shares of Common Stock outstanding as of February 14, 2001. In addition, there were 735,000 Restricted Units outstanding as of February 14, 2001. Joseph Lupo (Roth-IRA) currently owns beneficially 896,700 shares of the Common Stock and the Series D represents an additional 1,282,720 shares of Common Stock representing 9.85% of the outstanding Common Stock. Joseph Lupo Profit Sharing Plan currently owns beneficially 1746 shares of Common Stock and the Series D represents an additional 346,990 shares of Common Stock representing 1.58% of the outstanding Common Stock.

    b. Mr. Lupo has sole voting power over the 2,179,420 shares held in Joseph Lupo (Roth-IRA) and the 348,736 shares held in the Joseph Lupo Profit Sharing Plan.

    c. Mr. Lupo (Roth-IRA) and Joseph Lupo Profit Sharing Plan purchased 113,960 shares of Common Stock between January 11, 2001 and January 17, 2001 and the sale of 50,000 shares of Common Stock in February 2001.

    d. No other person is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer that are owned beneficially by the reporting person.

    e. This item is not applicable to this Statement.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings, or relationships (legal or otherwise) among persons names in Item 2 and between such persons or any person ith respect to any securities of the Issuer, including but not limited to transfer of voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.

Item 7. Material to be filed as Exhibits

a. Joint Filing Agreement dated as of March 13, 2001.
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CUSIP no. 918278-10-2                                   Page 7 of 8



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Date: March 13, 2001

                                          Joseph Lupo (Roth-IRA)


                                          By: /s/ Joseph Lupo
                                             ------------------------
                                                  Joseph Lupo


                                          Joseph Lupo Profit Sharing Plan


                                          By: /s/ Joseph Lupo
                                              ------------------------
                                                  Joseph Lupo Trustee
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CUSIP No. 918278-10-2                                           Page 8 of 8


        Exhibit (a)

JOINT FILING AGREEMENT

The undersigned each agree that (i) the Statement of Schedule 13D relating to the Common Stock, $0.001 par value and Series D Convertible Preferred with Non-Detachable Warrants, of V-One Corporation is adopted and filed on behalf of each of them, (ii) all future amendments to such Statement on Schedule 13D will, unless written notice to the contrary is delivered to the described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13(d)- 1 (f) (1) under the Securities Exchange Act of 1934 apply to each of them. This Agreement may be terminated with respect to the obligation to jointly file future amendments to such Statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

        Executed as of March 13, 2001



                                           Joseph Lupo (Roth-IRA)


                                           By: /s/ Joseph Lupo
                                               -----------------------
                                                   Joseph Lupo


                                           Joseph Lupo Profit Sharing Plan


                                           By: /s/ Joseph Lupo
                                               ------------------------
                                                   Joseph Lupo Trustee